May 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Gessert

Re:	Reviva Pharmaceuticals Holdings, Inc.
Registration Statement on Form S-1, as amended
File No. 333-255323

Acceleration Request
Requested Date:	May 26, 2021
Requested Time:	5:00 p.m., Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Reviva Pharmaceuticals Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Time” and “Requested Date” set forth above or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call Valeska Pederson Hintz of Lowenstein Sandler LLP at 650.433.5638 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

REVIVA PHARMACEUTICALS HOLDINGS, INC.

By:	/s/ Laxminarayan Bhat
Name:	Laxminarayan Bhat
Title:	Chief Executive Officer